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April 21, 2008

Securities and  Exchange  Commission
100 F Street,  N.E.
Washington,  D.C. 20549-1004

        ATTN. Mr. Mark Cowan Document Control - EDGAR

        RE: RiverSource Variable Series Trust
               Disciplined Asset Allocation Portfolios - Aggressive
               Disciplined Asset Allocation Portfolios - Moderately Aggressive Disciplined Asset Allocation Portfolios - Moderate
               Disciplined Asset Allocation Portfolios - Moderately Conservative Disciplined Asset Allocation Portfolios - Conservative

        Post-Effective Amendment No. 2
        File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 2 on Form N-1A with respect to the registered investment company referenced above.

In response to comments received on March 18, 2008 for the filing referenced above responses are provided below:

COMMENT NO. 1: Please explain to the staff whether the funds' fund-of-funds structure follows an exemptive Commission order issued to the funds or the applicable sections of and rules under the Investment Company Act of 1940. If the former, please provide the staff with the release number of the order. If the latter, please explain to the staff how the structure complies with those sections and rules.

RESPONSE: Section 12(d)(1)(G) of the Investment Company Act of 1940, as amended, permits a fund-of-funds arrangement that goes beyond the limits of Section 12(d)(1)(A) and (B) under the condition that acquiring and acquired funds are "part of the same group of investment companies." Each of the five Disciplined Asset Allocation Portfolios and the underlying funds in which they are planning to invest in are part of the same group of investment companies (RiverSource complex of funds).

COMMENT NO. 2: PRINCIPAL RISKS. Risks should be disclosed that are unique to each fund (fund- of-funds) as they relate to the strategies. As disclosed, it is difficult to distinguish one fund from the other.

RESPONSE: Because the Disciplined Asset Allocation Portfolios are series of a risk-based funds-of-funds offering (each fund a "DAAP"), we have determined that the most effective way to disclose information to potential investors is in a single presentation so that they can compare each DAAP to the other DAAPs. In this regard, the principal investment strategy provides the target allocation ranges in investment categories and underlying funds for each DAAP. Importantly, each DAAP may invest at varying levels in all of the underlying funds - which means that each of the DAAPs is subject to the same risks, just in varying degrees. The degree of risk is a function of the level of investment by any one DAAP in any particular underlying fund. We have sought to make this point clear by providing an example in the lead in to the principal risks that risks are typically greater for Moderate relative to Conservative, and greater still for Aggressive relative to both Moderate and Conservative. We have also provided an Appendix to the prospectus with the full slate of risks associated with direct investment in the underlying funds. We believe the above-referenced approach and disclosures effectively highlight the different level of risk exposure for each DAAP.

Note that we have found this approach to be effective in our disclosure of other affiliated funds-of-funds, including: RiverSource Portfolio Builder Funds, RiverSource Income Builder Funds, and RiverSource Retirement Plus Funds (all currently effective retail fund-of-fund offerings).

COMMENT NO. 3: FEES AND EXPENSES (P. 9).

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(a) In the narrative preceding the fee table, please disclose that if the additional charges and expenses imposed by the variable annuity contract or life insurance policy were reflected, it would increase overall expenses.

RESPONSE: The following statement has been added at the end of the third paragraph of the section entitled "Fees and Expenses":

      If the additional fees or sales charges imposed by your variable annuity contract or life insurance policy were reflected, it would increase overall expenses.

(b) Please note that complete fee information must be included in a post-effective amendment (pursuant to Rule 485(a)) prior to becoming effective.

RESPONSE: The complete fee information will be included in a post-effective amendment prior to becoming effective.

(c) Please confirm that the duration of the contractual waiver will be for at least one year from the date of the prospectus.

RESPONSE: Since there is no assurance that the investment manager and its affiliates will continue to waive fees and expenses at the current level after the contractual period had expired (December 31, 2008), the statement regarding the contractual waiver will be revised to read as follows:

      The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Dec. 31, 2008, unless sooner terminated at the discretion of the fund's board. There is no assurance that the investment manager and its affiliates will continue to waive fees and absorb expenses at the current level after the contractual period has expired.

(d) Please confirm to the staff that the example reflects acquired fund fees and expenses.

RESPONSE: The example reflects acquired funds fees and expenses.

COMMENT NO. 4: APPENDIX A & B. Please confirm to the staff that the appendices (which appears to address Item 4 requirements regarding investment objectives, principal investment strategies, and related risks) are distributed with the prospectus and get cross referenced in the summary section.

RESPONSE: Appendices A & B will be distributed with the prospectus and get cross referenced in the summary section.

COMMENT NO. 5: SAI. Please explain to the staff how the representations made in Table 1(1) are consistent with the information presented in Item 2 of the prospectus (objectives/strategies and risks) for each fund of funds.

RESPONSE: Disciplined Asset Allocation Portfolios are a series of five funds-of-funds. The objective, principal strategies and principal risks are disclosed in the prospectus document. It is our practice to provide a full view of the types of investment strategies and risks to which the funds may be exposed. In this regard, we have developed Table 2 in the SAI. Although the SEC has now provided affiliated funds of funds the option to invest directly in securities, it is not the present intention of the DAAP to so invest. Instead, this Table 2 is intended to inform potential investors and shareholders of the full range of investments and strategies that they may be exposed to because of DAAPs investment in underlying funds. Specifically, we state in the lead in to Table 2:

"Fund-of-funds invest in a combination of underlying funds, although they may invest directly in stocks, bonds, and other securities. These underlying funds have their own investment strategies and types of investments they are allowed to engage in and purchase. Fund-of-funds currently only invest in UNDERLYING FUNDS, WHICH MAY INVEST DIRECTLY IN SECURITIES AND ENGAGE IN INVESTMENT STRATEGIES, INDICATED IN THE TABLE BELOW." (emphasis added).

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(1)   Letter indicated "Table 1" of the SAI, which recites the fiscal year ends for the funds. We believe that the Staff intended to reference Table 2 of the SAI, "Investment Strategies and Types of Investments."

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Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

      The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Pursuant to Rule 461, Registrant respectively requests that the effective date of the above-mentioned Amendment to the Registration Statement be accelerated and declared effective on April 23, 2008, or as soon as practicable thereafter. A letter on behalf of the Principal Underwriter also is accompanying this filing.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/  Scott R. Plummer
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     Scott R. Plummer
     Vice President, General Counsel and Secretary
     RiverSource Funds